EXHIBIT 99.1

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2017 Financial and Operating Results

CHARLESTON, S.C., March 28, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) today reported financial and operating results for the fourth quarter and year ended December 31, 2017.

All Amounts are in U.S. Dollars

Recent Key Developments

  U.S. Food and Drug Administration (FDA) granted marketing approval for Macrilen™

  Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review

  Macrilen™(macimorelin) License and Assignment Agreement to Strongbridge Biopharma completed

  Financial condition and capital structure improved
    As of December 31, 2017, we had $7.8 million of unrestricted cash and cash equivalents at year-end and no third-party debt;

    Upfront payment of $24 million received from Strongbridge in January 2018

    Approximately 16,440,760 Common Shares outstanding as of March 27, 2018

  Appointment of James Clavijo as Chief Financial Officer

Commenting on recent key developments, Michael V. Ward, President and Chief Executive Officer for Aeterna Zentaris, stated, "We made a positive transformation in the fourth quarter 2017 when we pursued out-licensing to maximize shareholder value and now are focused on the flawless execution of the contractual obligations with Strongbridge. We have been working with the exceptional leadership team at Strongbridge to transition Macrilen™ and are on target to support their efforts to successfully launch Macrilen™ as early as possible."

Mr. Ward continued his commentary with an update on the development of Macrilen™. "We are now in a better position to maximize additional value of Macrilen™ by licensing in territories outside of the United States and Canada. We have continued adjustment of the operating plan in Germany and the United States to reduce non-essential expenses. We further enhanced our operations with the appointment of James Clavijo as Chief Financial Officer on March 5, 2018. James is highly-skilled at building effective financial systems, organization restructuring, and developing solutions leading to financial and operational improvements."

Financial Highlights

Revenues $0.9 million

Research and Development (“R&D") Costs $10.7 million

General and Administrative (“G&A") Expenses $8.2 million

Selling Expenses $5.1 million

Net Finance Costs Income $2.8 million

Income Tax Recovery $3.5 million

Net Loss $16.8 million

Working Capital $3.6 million

Fourth Quarter and Full-Year Highlights

Revenues

Sales commission and other were $0.1 million and $0.5 million for the three and twelve months ended December 31, 2017 and $0.1 million and $0.4 million for the same periods in 2016, and thus increased in 2017 as compared to 2016. In 2017, those revenues mainly resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreement to sell Saizen®. We also generated sales commission in connection with our promotion of APIFINY®. In the corresponding periods in 2016, sales commission and other revenues were mainly related to EstroGel®.

License fees were $0.1 million and $0.5 million for the three and twelve months ended December 31, 2017, as compared to $0.2 million and $0.5 million for the same periods in 2016.

The Company currently has deferred revenues at December 31, 2017 of $541,000 relating to non-refundable upfront payments it previously received for licensing and technology transfer arrangements that it entered into with respect to the development of Zoptrex™ in various territories. Due to events that occurred in 2018, the Company does not anticipate development of Zoptrex™ under the licensing agreements, therefore the Company's remaining carrying amount of deferred revenues will be recognized in the first quarter of 2018 as income.

Operating Expenses

R&D costs were $0.5 million and $10.7 million for the three and twelve months ended December 31, 2017, compared to $4.6 million and $16.5 million for the same periods in 2016. R&D costs decreased for the three-month and twelve-month periods ended December 31, 2017 as compared to the same period in 2016. The decrease in R&D costs is mainly attributable to lower comparative third-party costs, as described below, partially offset by the recording, in the third quarter of 2017, of a provision in connection with the 2017 German Restructuring.

Additionally, the decrease in our R&D costs for the twelve months ended December 31, 2017, as compared to the same period in 2016, is attributable to lower employee compensation and benefits costs, lower facilities rent and maintenance costs as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program"). The R&D costs for the year ended December 31, 2017 were lower than anticipated mainly because we were able to negotiate reductions to a change order received from our principal R&D third-party service provider.

Third-party costs attributable to Zoptrex™ decreased during the three and twelve months ended December 31, 2017, as compared to the same period in 2016, mainly since we closed out the study and related activities in the second quarter following the negative Zoptrex™ top-line results on May 1, 2017. The negative costs for the three-month period ended December 31, 2017 are mainly explained by lower close out costs as compared to the accrual made in the second quarter.

Third-party costs attributable to Macrilen™ (macimorelin) decreased during the three and twelve months ended December 31, 2017, as compared to the same period in 2016. This is mainly since we completed the Phase 3 clinical trial at the end of 2016. The costs incurred in 2017 related to the detailed analysis of the top-line results as well as the preparation of the NDA filing which was submitted on June 30, 2017. The costs reversal in the fourth quarter of 2017 are explained mainly by the reductions to close out costs.

Excluding the impact of foreign exchange rate fluctuations, we expect that we will incur overall R&D costs of between $1.0 million and $2.0 million for the year ended December 31, 2018.

G&A expenses were $2.8 million and $8.2 million for both the three and twelve-month periods ended December 31, 2017, as compared to $1.8 million and $7.1 million for the same periods in 2016. The increase in our G&A costs for the three and twelve months ended December 31, 2017, as compared to the same period in 2016, is mainly due to outside legal costs. The G&A expenses are in line with expectations.

Excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we expect that G&A expenses will range between $9.0 million and $11.0 million in 2018.

Selling expenses were $0.5 million and $5.1 million for the three and twelve months ended December 31, 2017, as compared to $1.5 million and $6.7 million for the same periods in 2016. Selling expenses for the three and twelve months ended December 31, 2017 and 2016 represent mainly the costs of our sales force related to the co-promotion activities as well as our sales management team. The decrease in selling expenses is explained by the elimination of sales representatives. In the fourth quarter, we eliminated all sales representatives as part of the restructuring efforts. Based on currently available information, we expect selling expenses to range between $0.2 million and $0.5 million in 2018.

Other Income (Costs)

Net finance income (costs) was $(0.4) million and $2.8 million for the three and twelve months ended December 31, 2017, as compared to $(0.6) million and $4.5 million, for the same periods in 2016. The decrease in finance income is mainly attributable to the change in fair value of warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $0.84 to $3.65 during the twelve-month period ended December 31, 2017, compared to $2.67 to $4.94 during the same period in 2016, also had a direct impact on the change in fair value of warrant liability.

Net Loss

Net loss for the three and twelve months ended December 31, 2017 was $0.5 million and $16.8 million (or $0.03 and $1.12 per share), as compared to a net loss of $8.2 million and $25.0 million (or $0.71 and $2.41 per share) for the same periods in 2016. The decrease in net loss for the three-month period ended December 31, 2017 is a result of the reduction in third party R&D costs. The reduction is attributed to closing out the Zoptrex™ study and successful completion in the U.S. of the Macrilen™ (macimorelin) filing.

Liquidity

Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various ATM programs.

At December 31, 2017, we had $7.8 million of cash and cash equivalents. We expect existing cash balances and operating cash flows (including the upfront cash payment of $24 million from Strongbridge discussed below) will provide us with adequate funds to support our current operating plan for at least the next twelve months.

Conference Call

The Company will host a conference call to discuss these results on Wednesday, March 28, 2017, at 8:30 a.m., Eastern Time. Participants may access the conference call by telephone using the following dial-in numbers:

  Toll-Free: 877-407-8029, Confirmation #13677806

  Toll: 201-689-8029, Confirmation #13677806

A replay of the conference call will also be available on the Company’s website for a period of 30 days.

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and full year 2017, as well as the Company’s audited consolidated financial statements as at December 31, 2017, 2016 and 2015, can be found at www.aezsinc.com in the"Investors" section.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency (AGHD). On January 17, 2018, Aeterna Zentaris announced that that it had, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. On December 20, 2017 the Company announced that the U.S. Food and Drug Administration (FDA) granted marketing approval for Macrilen™ (macimorelin). On November 27, 2017 Aeterna Zentaris announced that the Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption"Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC"). Such risks and uncertainties  include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the ability of Aeterna Zentaris to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of Aeterna Zentaris, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the quarterly and annual filings of Aeterna Zentaris with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
James Clavijo
Chief Financial Officer
IR@aezsinc.com
843-900-3201

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783

Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2017	2016	2017	2016	2015
	$	$	$	$	$
Revenues
Sales commission and other	59	94	465	414	297
License fees	119	210	458	497	248
Total revenues	178	304	923	911	545
Operating expenses

Research and development costs	526	4,619	10,704	16,495	17,234
General and administrative expenses	2,778	1,757	8,198	7,147	11,308
Selling expenses	452	1,526	5,095	6,745	6,887
Total operating expenses	3,756	7,902	23,997	30,387	35,429
Loss from operations	(3,578)	(7,598)	(23,074)	(29,476)	(34,884)

Gain (loss) due to changes in foreign currency exchange rates	72	(396)	502	(70)	(1,767)
Change in fair value of warrant liability	(478)	(245)	2,222	4,437	(10,956)
Warrant exercise inducement fee	—	—	—	—	(2,926)
Other finance income	21	19	75	150	305
Net finance income (costs)	(385)	(622)	2,799	4,517	(15,344)
Loss before income taxes	(3,963)	(8,220)	(20,275)	(24,959)	(50,228)
Income tax recovery	3,479	—	3,479	—	—
Net loss from continuing operations	(484)	(8,220)	(16,796)	(24,959)	(50,228)
Net income from discontinued operations	—	—	—	—	85
Net loss	(484)	(8,220)	(16,796)	(24,959)	(50,143)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(238)	870	(1,430)	569	1,509
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	59	1,143	694	(1,479)	844
Comprehensive loss	(663)	(6,207)	(17,532)	(25,869)	(47,790)
Net loss per share (basic and diluted) from continuing operations	(0.03)	(0.71)	(1.12)	(2.41)	(18.17)
Net income per share (basic and diluted) from discontinued operations	—	—	—	—	0.03
Net loss per share (basic and diluted)	(0.03)	(0.71)	(1.12)	(2.41)	(18.14)
Weighted average number of shares outstanding:
Basic and Diluted	16,440,760	11,565,210	14,958,704	10,348,879	2,763,603

Condensed Statement of Financial Position Information

	December 31,
(in thousands)	2017	2016
	$	$
Cash and cash equivalents [1]	7,780	21,999
Trade and other receivables and other current assets	958	744
Restricted cash equivalents	381	496
Inventory	643	—
Property, plant and equipment	101	204
Deferred tax assets	3,479	—
Other non-current assets	8,853	8,216
Total assets	22,195	31,659
Payables and other current liabilities	2,987	3,745
Provision for restructuring costs	2,296	33
Current portion of deferred revenues	486	426
Warrant liability	3,897	6,854
Non-financial non-current liabilities [2]	15,312	14,389
Total liabilities	24,978	25,447
Shareholders' (deficiency) equity	(2,783)	6,212
Total liabilities and shareholders' (deficiency) equity	22,195	31,659

  Approximately $0.6 million and $1.5 million were denominated in EUR as at December 31, 2017 and December 31, 2016, respectively, and approximately $1.0 million and $3.7 million were denominated in Canadian dollars as at December 31, 2017 and December 31, 2016, respectively.
  Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.